This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefonica, S.A. Issuer: Telefonica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333-123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Further to the significant event released on July 15th, 2005, Telefónica, S.A. hereby reports that the Deed of the Merger by Absorption of Terra Networks, S.A. by Telefónica, S.A. was recorded with the Commercial Registry of Madrid on July 16th, 2005. The Merger has become therefore effective from that date and as a result of this, the shares of Terra Networks have been extinguished.

Madrid, July 21st, 2005